Exhibit 99.1

Ceragon to showcase its 5G wireless backhaul technologies aimed at improving operational efficiency and enhancing end customers’ quality of experience at Mobile World Congress 2016

February 11, 2016

Ceragon to showcase its 5G wireless backhaul technologies aimed at improving operational efficiency and enhancing end customers’ quality of experience at
Mobile World Congress 2016

Ceragon’s microwave and millimeterwave backhaul technologies will enable communication service providers to prepare for next generation 5G networks

Little Falls, New Jersey, February 11, 2016 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that it will showcase its 5G wireless backhaul technologies at Mobile World Congress 2016, in Barcelona, Spain. Commercial offering of 5G services in developed markets is expected to begin by 2020 and is expected to bring exponential growth in network capacity as well the number and types of connected devices. 5G technology is also anticipated to enable a wide variety of new services, including IoT and M2M, changing the way networks are designed and built. A key requirement to meet 5G service demands is a flexible wireless backhaul infrastructure which meets more stringent performance, reliability, and operational efficiency targets. Ceragon Networks is developing robust technologies to meet the need for 100 times higher capacity at cell sites, at least five times denser cell-site grids, with large scale street-level deployments, network virtualization and optimization, as well as support for mission critical applications.

Powered by Ceragon’s multicore technologies which achieve faster time to market with higher performance at affordable costs by using in-house designed system on chips which are integrated into Ceragon’s wireless backhaul solutions, Ceragon’s  solutions are being optimized for 5G capacity, latency, service and network availability targets.

“Ceragon’s strategic investment in vertically integrated solutions, developing advanced microwave and millimeterwave systems on chips and integrating those into complete products, will allow communication service providers to meet their business objectives as their networks evolve to deliver 5G services,” said Ira Palti, president and CEO of Ceragon. “Supporting our customers today in their 4G deployments and their evolution from 3G to 4G, Ceragon is committed to delivering solutions that enable its customers to achieve the highest value both in operational efficiency and customer experience, while ensuring peace of mind by offering a highly reliable network able to evolve over time.”

Ceragon to showcase its 5G wireless backhaul technologies aimed at improving operational efficiency and enhancing end customers’ quality of experience at Mobile World Congress 2016

February 11, 2016

Ceragon’s wireless backhaul technologies will enable communication service providers:

1.
Deliver up to 10Gbps backhaul to cell sites using ultra-wide microwave frequency channels with LoS 4x4 MIMO technology at 6 - 42GHz, and millimeterwave compact radios - overcoming spectrum shortages and reducing site acquisition and related costs.

2.
Deploy cellular base stations and small cells exactly where needed, in any deployment scenario, by eliminating backhaul constraints caused by lack of spectrum and inability to reuse the microwave spectrum channels. Ceragon’s Advanced Frequency Reuse technology, allows for reusing frequency channels twice as often as otherwise possible, ensuring the location of the cellular site is not compromised, that the cost of backhaul is as low as possible, and that the quality of service for customers is not compromised.

3.
Overcome microwave spectrum congestion by using multiband carrier aggregation of microwave and millimeterwave spectrum with Ceragon’s unique Multicarrier Adaptive Bandwidth Control technology. This technology meets capacity requirements, intelligently balancing traffic over microwave and millimeterwave channels and achieving service availability and reliability targets, while avoiding expensive trenching of fiber where it is not needed.

4.
Enable fast deployment of highly dense cellular base stations and small cell grids by use of Ceragon’s multicore MIMO technology for Non Line of Sight use cases at 6 – 42GHz. Developed by Ceragon, this unique multicore MIMO technology will allow high performance, predictable capacity in NLoS conditions, while simplifying service rollout, eliminating alternative backhaul costs and accelerate revenue generation.

5.
Adopt cost reduced network architecture with Cloud RAN by use of ultra-high capacity wireless backhaul (fronthaul) delivering 2.5Gbps to 10Gbps digital signaling between cloud baseband units and remote radio heads.

6.
Ensure optimal use of network resources using Software Defined networks (SDN) technologies with open interfaces for simple and quick network integration, overcoming barriers of the current wireless networks eco system. Ceragon’s SDN wireless backhaul technologies optimize resources by performing dynamic spectrum allocation, intelligent power consumption management, and dynamic service reroute to increase operational efficiency, maintain high network reliability and enhance customers’ quality of experience.

Ceragon to showcase its 5G wireless backhaul technologies aimed at improving operational efficiency and enhancing end customers’ quality of experience at Mobile World Congress 2016

February 11, 2016

7.	Enable simplified evolution from 4G to 5G networks using IP-20 Platform technologies and capabilities, allowing maximum use of the Ceragon 4G wireless backhaul investments made today.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the world’s #1 wireless backhaul specialist. We help operators and other service providers worldwide increase operational efficiency and enhance end customers’ quality of experience with innovative wireless backhaul solutions. Our customers include wireless service providers, public safety organizations, government agencies and utility companies, which use our solutions to deliver 4G, mission-critical multimedia services and other applications at high reliability and speed. Ceragon’s unique multicore technology provides a highly reliable, high-capacity 4G wireless backhaul with minimal use of spectrum, power and other resources. It enables increased productivity, as well as simple and quick network modernization. We deliver a range of professional services that ensure efficient network rollout and optimization to achieve the highest value for our customers. Our solutions are deployed by more than 460 service providers, as well as hundreds of private network owners, in more than 130 countries.

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Ceragon Networks® and FibeAir® are registered trademarks of Ceragon Networks Ltd. in the United States and other countries. CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries. Other names mentioned are owned by their respective holders.

Media Contact:	Company Contact:	Investor Contact:
Matthew Krieger	Tanya Solomon	Claudia Gatlin
GK Public Relations	Ceragon Networks
Tel: + 914-768-4219	Tel: +972-3-543-1163	Tel. +1-(212)-830-9080
matthew@gkpr.com	tanyas@ceragon.com	claudiag@ceragon.com

Ceragon to showcase its 5G wireless backhaul technologies aimed at improving operational efficiency and enhancing end customers’ quality of experience at Mobile World Congress 2016

February 11, 2016

Safe Harbor

This press release contains statements concerning Ceragon's future prospects that are "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. Examples of forward-looking statements include: projections of capital expenditures and liquidity, competitive pressures, revenues, growth prospects, product development, financial resources, restructuring costs, cost savings and other financial matters. You can identify these and other forward-looking statements by the use of words such as "may," "plans," "anticipates," "believes," "estimates," "predicts," "expects," "intends," "potential" or the negative of such terms, or other comparable terminology. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including risks associated with the risk that Ceragon will not achieve the benefits it expects from its expense reduction and profit enhancement programs; the risk that Ceragon’s expectations regarding future revenues and profitability will not materialize; the risk that Ceragon will not continue to comply with the financial or other covenants in its agreements with its lenders; risks associated with doing business in Latin America, including currency export controls and recent economic concerns; risks relating to the concentration of our business in the Asia Pacific region and in developing nations; the risk of significant expenses in connection with potential contingent tax liability associated with Nera's prior operations or facilities; and other risks and uncertainties detailed from time to time in Ceragon's Annual Report on Form 20-F and Ceragon's other filings with the Securities and Exchange Commission, and represent our views only as of the date they are made and should not be relied upon as representing our views as of any subsequent date. We do not assume any obligation to update any forward-looking statements.